787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 15, 2024

David L. Orlic, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock California Municipal Income Trust

BlackRock Capital Allocation Term Trust

BlackRock ESG Capital Allocation Term Trust

BlackRock Health Sciences Term Trust

BlackRock Innovation and Growth Term Trust

BlackRock MuniHoldings New York Quality Fund, Inc.

BlackRock MuniYield New York Quality Fund, Inc.

BlackRock MuniYield Pennsylvania Quality Fund

BlackRock New York Municipal Income Trust

BlackRock Science and Technology Term Trust

Violations of the Proxy Rules under the Securities Exchange Act of 1934 (the “Exchange Act”) – May 14, 2024 Interview of Mr. Boaz Weinstein on CNBC Squawk Box

Ladies and Gentlemen:

On behalf of our clients BlackRock California Municipal Income Trust (“BFZ”), BlackRock Capital Allocation Term Trust (“BCAT”), BlackRock ESG Capital Allocation Term Trust (“ECAT”), BlackRock Health Sciences Term Trust (“BMEZ”), BlackRock Innovation and Growth Term Trust (“BIGZ”), BlackRock MuniHoldings New York Quality Fund, Inc. (“MHN”), BlackRock MuniYield New York Quality Fund, Inc. (“MYN”), BlackRock MuniYield Pennsylvania Quality Fund (“MPA”), BlackRock New York Municipal Income Trust (“BNY”) and BlackRock Science and Technology Term Trust (“BSTZ,” and collectively with BFZ, BCAT, ECAT, BMEZ, BIGZ, MHN, MYN, MPA and BNY, the “Funds”), we respectfully bring to the attention of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) material violations of Rule 14a-9 under the Exchange Act made in an interview of Mr. Boaz Weinstein, Founder and Chief Investment Officer of Saba Capital Management, L.P. (“Saba Capital,” and with its affiliates, “Saba”), on CNBC Squawk Box on Tuesday, May 14, 2024 (the “Squawk Box Interview”). Each of Saba Capital and Mr. Weinstein, the Managing Member of the general partner of Saba Capital, is a “participant in a solicitation” (as defined in Rule 14a-101 under the Exchange Act) with respect to each Fund.

As described below, certain statements made by Mr. Weinstein during the Squawk Box Interview violate Rule 14a-9. Additionally, as detailed in our letter dated May 13, 2024, Saba Capital and Mr. Weinstein have made numerous other public statements on X.com and on their website,

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

Division of Investment Management

May 15, 2024

“heyblackrock.com,” that violate Rule 14a-9. We respectfully request that the Staff take action to protect the Funds’ shareholders from the negative impact of such violations and false, misleading, unsubstantiated, incomplete and inaccurate information put forth by Mr. Weinstein.

Below, we set out in italicized typeface (certain text bolded for emphasis) examples of relevant statements made by Mr. Weinstein during the Squawk Box Interview that violate Rule 14a-9. We have also included explanations of how such statements violate Rule 14a-9.

1.

“. . . a lot of the viewers will recognize the Grayscale Bitcoin Trust is a very famous closed-end fund. It was at a discount for years, a very deep discount, and when it converted into an ETF, the discount disappeared. Investors made something like 80 or 90% from that discount going away. On the New York and London Stock Exchanges, there are over 700 of these closed-end funds. They’re portfolios of assets managed by venerable managers like BlackRock and sometimes, unlike ETFs, unlike mutual funds, they trade at deep discounts to their objective value and that discount can be corrected with the press of a button and that’s what we’re here to do. . . Right. So there are periods when there are at discounts. In fact, there are many today that are at premium, but why did the BlackRock ones trade at discounts and why in general, do they? It’s because there isn’t really a sophisticated investor base who wants to own these products, they have high fees. And so at fair value, you could say I’d rather be in an ETF that does the exact same thing, so I’m not going to buy it unless it’s at a discount and until it gets to double digit discounts, there aren’t really investors like myself that will take up the effort of buying them.”

“A billion four hangs in the balance. . . A billion four can be made literally if it became one of their ETFs or mutual funds or if they did a tender.”

Mr. Weinstein’s comparison of the Funds to the Grayscale Bitcoin Trust and his suggestion that the Funds should convert to a mutual fund or ETF similar to the Grayscale Bitcoin Trust’s conversion to an exchange-traded product are extremely misleading to investors and shareholders. The above statements indicate that exchange-listed closed-end funds registered under the Investment Company Act of 1940 (the “1940 Act”), such as the Funds, are comparable to the Grayscale Bitcoin Trust, which was and is not a 1940 Act-registered closed-end fund. The Grayscale Bitcoin Trust was initially structured as a closed-end vehicle because the Commission had not, at the time of its formation, declared effective registration statements for Bitcoin exchange-traded products, not because the Grayscale Bitcoin Trust’s strategy and holdings were inconsistent with an open-end, exchange-traded product structure.1 The Funds, on the other hand, are structured as 1940 Act-registered closed-end funds, as opposed to ETFs or mutual funds, specifically because their respective strategies, holdings and/or use of leverage would be impermissible in an open-end fund structure under the 1940 Act. If the Funds were to seek to convert to ETFs, they would first be required to make changes to their strategies, sell certain illiquid investment holdings at potentially inopportune times and/or reduce or change their employment of leverage.

2.	“. . .[BlackRock is] actually blocking [Saba] from speaking to shareholders . . .”

“BlackRock is not giving us the names of the people who asked to be contacted, which is also unusual…”

These statements are patently false. Neither BlackRock nor the Funds have ever “blocked” Saba from speaking to shareholders. The Funds have provided or are in the process of providing, in a timely

1 Following the Commission’s recent declarations of effectiveness for various Bitcoin exchange-traded products, the Grayscale Bitcoin Trust was able to transition to an exchange-traded fund.

Securities and Exchange Commission

Division of Investment Management

May 15, 2024

manner, Saba and Mr. Weinstein with all shareholder records required to be provided under the Funds’ governing documents and/or applicable law in response to proper requests from Saba and/or Mr. Weinstein.

3.

“These 10 funds that we’ve nominated people to the board of, if BlackRock pressed a button like we’ve done before six dozen times and allowed investors to get out just at fair value, …the number is staggering Andrew, it’s $1.4 billion.”

“$1.4 billion would be made if these funds traded as well as [BlackRock’s] ETFs.”

“. . . and so we gave them the gain that we’re asking BlackRock to give to make this $1.4 billion.”

“A billion four hangs in the balance. . . A billion four can be made literally if it became one of their ETFs or mutual funds or if they did a tender.”

Contrary to Mr. Weinstein’s false and misleading statement, $1.4 billion is not “on the table” or “would be made” for shareholders if the Funds were to liquidate. The above statements, the first of which was made in response to the question “How much money do you think is on the table here if you’re successful, for shareholders?”, indicates that shareholders would realize the full amount of the Funds’ discounts to net asset value if the Funds were to liquidate, which is false and misleading. As closed-end funds, the Funds are not limited in the amount of illiquid investments they may hold. Many of the Funds hold a significant portion of their assets in illiquid investments. If these Funds were to liquidate and distribute cash to shareholders, they would be required to sell a large portion of their portfolio holdings at potentially inopportune times and disadvantageous prices.2 The Funds would also bear significant transaction costs in a forced liquidation of portfolio holdings and in connection with the redemption of their preferred shares and unwinding of tender option bonds.

4.

“They’re portfolios of assets managed by venerable managers like BlackRock and sometimes, unlike ETFs, unlike mutual funds, they trade at deep discounts to their objective value and that discount can be corrected with the press of a button and that’s what we’re here to do.”

“These 10 funds that we’ve nominated people to the board of, if BlackRock pressed a button like we’ve done before six dozen times and allowed investors to get out just at fair value, …the number is staggering Andrew, it’s $1.4 billion.”

Through these statements, Mr. Weinstein wrongfully attempts to create an impression that collapsing the Funds’ discounts to net asset value is a simple maneuver that can be effected instantaneously, like “the press of a button.” This is false and misleading. There is no single “button” that BlackRock or any other person could press to make the $1.4 billion that Mr. Weinstein is promising to investors appear. Even if the proposal put out by Mr. Weinstein to liquidate the Funds or to open-end the Funds was pursued, the Funds would need to successfully traverse multiple layers of contingencies, including board approval, shareholder approval and other regulatory processes.

5.	“There isn’t one word [BlackRock] said that’s at all accurate.”

This statement, provided in response to a statement of BlackRock read by the interviewer, is false, as well as misleading as it impugns BlackRock’s “character, integrity [and] personal reputation” and

2 See Note (a) to Rule 14a-9 of the Proxy Rules.

Securities and Exchange Commission

Division of Investment Management

May 15, 2024

“makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”3

6.	“The vote that BlackRock will take next month, is to count people who don’t vote as if they were BlackRock votes.”

This statement is patently false. Certain of the Funds’ bylaws contain a provision that requires a majority of outstanding shares to elect trustees in a contested election. As disclosed in the applicable definitive proxy statements filed with the Commission on April 25, 2024, abstentions and broker non-votes, if any, with respect to the election of trustees at each of these fund’s 2024 annual meeting of shareholders will have the same effect as a vote against a nominee, not for an incumbent board nominee as Mr. Weinstein claims.

7.	“They’re treating their shareholders in their stock versus shareholders in their closed-end fund stock like second class citizens compared to BLK.”

This statement is false, as well as misleading as it impugns BlackRock’s “character, integrity [and] personal reputation” and “makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”4

8.	“[Larry Fink’s] employees own these funds. They are rooting for the discount to go away.”

This statement is unsubstantiated and misleading. Saba provides no support for the assertion regarding the sentiment of BlackRock employees who own shares of the Funds. Additionally, Saba’s statement that “[Larry Fink’s] employees own these funds” misleadingly makes it appear as if the Funds are owned solely by BlackRock employees, rather than by thousands of retail investors.

*  *  *  *  *

The Funds respectfully request that the Staff require Mr. Weinstein and Saba to: (1) fully comply with Rule 14a-9 under the Exchange Act with respect to its solicitation activities for the Funds’ upcoming annual meetings; and (2) cease making such violations of Rule 14a-9 in the future.

The Funds thank the Staff for their attention to this matter. Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to Elliot J. Gluck at (212) 728-8138.

Very truly yours,

/s/ Elliot Gluck

Elliot Gluck

3 See Note (b) to Rule 14a-9 of the Proxy Rules.

4 Id.

4